LIST OF SIGNIFICANT SUBSIDIARIES, EXHIBIT 21.1

Subsidiary Name	State of Incorporation
Vgrab International Ltd.	Labuan, Malaysia
Vgrab Communications Malaysia Sdn Bhd	Malaysia
VGrab Asia Limited	Hong Kong